Filed Pursuant to Rule 433(f)

Free Writing Prospectus

Dated May 7, 2020

(To Prospectus dated February 5, 2020, as

supplemented by the Prospectus Supplement dated

May 7, 2020)

Registration Statement No. 333-236276

General Motors Company

Free Writing Prospectus Published or Distributed by Media

On May 7, 2020, the Detroit Free Press (the “Publisher”), published an article (the “Article”) on its website that included information regarding General Motors Company (the “Company”). The full text of the Article is reproduced below. The Company is making this filing pursuant to Rule 433(f).

The Article was not authorized, prepared or reviewed by the Company or any underwriter or other participant in the offering to which this communication relates prior to publication. The Publisher is unaffiliated with the Company or any underwriter or other offering participant, and no payment was made or consideration given by or on behalf of the Company or any underwriter or other offering participant for the Article or its dissemination.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling toll-free 1-800-503-4611.

* * *

GM hopes to stockpile billions more in cash from a one-day bond sale

Jamie L. LaReau, Detroit Free Press Published 9:47 a.m. ET May 7, 2020 | Updated 12:15 p.m. ET May 7, 2020

General Motors is selling bonds for the first time since 2018 in a one-day offering to stockpile cash amid the uncertain market conditions during the coronavirus pandemic. The automaker said it is offering senior unsecured fixed-rate notes, in other words, bonds, to investors on Thursday only. It will use the net proceeds from the sale for general corporate purposes.

“This is an additional step to protect the company because the times we’re in are incredibly uncertain,” said Lauren Langille, GM spokeswoman. “So this is an additional step to make sure we have added liquidity in place and to ensure we have protection.”

GM ended the first-quarter with $33.4 billion in cash, but Langille said the company is “burning through” cash. The pandemic has forced a shutdown of GM’s North American plants and U.S. auto sales have plummeted.

Langille said GM expects the bond sale to raise “in the billions.” GM will disclose the actual amount it raised at the end of the day. Two years ago when GM did a one-day bond sale, it raised $2.1 billion.

“It’s a pretty normal course of business to raise cash through bonds,” Langille said.

While GM has good liquidity, analysts say it is wise for the automaker to continue to stockpile cash.

“I don’t think they had to do this but another few billion just gives them more cash should they need it,” said David Whiston, equity strategist for U.S. Autos at Morningstar Research Services. “With plants reopening in 11 days I think the worst is over but if not, it doesn’t hurt to access the markets while you still can.”

Whiston said if things get worse and the capital markets close, then “it’s a race against time to see if things improve before they run out of cash. That’s not a race you want to have.”

Likewise, with demand for new vehicles down and costs to operate still in the mix, GM is wise to shore up cash, some say.

“Where we are today, with zero production, they’re on a constant cash burn rate,” said David Kudla, chief investment strategist for Mainstay Capital Investment. “It makes good financial sense. It’s very prudent that they’d want to look to ways to have ample liquidity on the balance sheet during this uncertain time amid COVID-19.”

Mainstay Capital Investment manages $2.5 billion for individuals, many of whom are employees and retirees of GM. Kudla said he will consider the offering. He declined to speculate on how much GM might raise, but he said, “companies go to the debt market all the time and offer debt to raise cash for the balance sheet.”

GM is offering junk-like yields on a three-part sale, Bloomberg reports, to try to maintain investment-grade ratings. The report does not identify sourcing, but said the longest portion, a seven-year security, may yield about 7 percentage points above Treasuries.

GM is struggling to maintain its investment-grade ratings as the broad industry shutdown slams the car business. Fitch Ratings on Thursday downgraded GM to one notch to BBB- with a stable outlook. It said GM’s credit profile will remain weak in the shutdown, but it should avoid junk status when the worst of the pandemic passes. Moody’s Investors Service rates GM one step above speculative grade.

On Wednesday, GM reported it made $294 million in the first-quarter, an 87% decline from the year-ago period. GM reported its U.S. new vehicle sales in the quarter dropped 7% from the prior year period to 618,335 deliveries.

But GM will start ramping up next week for a targeted restart of its factories in North America beginning May 18, as first reported by the Free Press on Tuesday. GM idled the factories in March as the pandemic hit.

To make it through the difficult period, GM has taken previous steps to hoard cash and cut costs. It withdrew its 2020 guidance and suspended stock buybacks and quarterly dividends in the quarter, a $2 billion savings. GM has also said there will be employee pay deferrals and cuts and it would draw down $16 billion from its credit line to boost the cash in its war chest.

In an analyst call Wednesday, GM CEO Mary Barra acknowledged the seriousness of the actions GM has taken to get through the pandemic. She said GM leadership is focused on a successful restart to business.

“I want to assure you that the entire management team is working to protect the business so that when the restart happens we can operate with strength and viability,” Barra said.

People interested in buying bonds should inquire with Deutsche Bank Securities or read the prospectus GM filed with the Securities and Exchange Commission about the offering, Langille said. The documents are free on EDGAR on the SEC website at sec.gov. Or an investor can contact the book-running manager at:

Deutsche Bank Securities Inc.

Attention: Prospectus Group

60 Wall Street, New York, NY 10005

800-503-4611

prospectus.CPDG@db.com

Contact Jamie L. LaReau at 313-222-2149 or jlareau@freepress.com. Follow her on Twitter @jlareauan. Read more on General Motors and sign up for our autos newsletter.